PRIVATE & CONFIDENTIAL	Exhibit 4.3

Dated 24 May 2007 as amended

on 29 February 2008

HSBC ASIA HOLDINGS B.V.	(1)

and
MICHAEL F. GEOGHEGAN	(2)

SERVICE AGREEMENT

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THIS AGREEMENT is dated 24 May 2007 as amended on 29 February 2008 and is made

BETWEEN:

(1)	HSBC ASIA HOLDINGS B.V. (No.33296181) whose registered office is at Karspeldreef 6h, 1101 CJ Amsterdam, The Netherlands (the “Employer”); and

(2)	MICHAEL F GEOGHEGAN of Larchmont House, Golf Club Road, St George's Hill, Weybridge, Surrey, KT13 0NN (the “Executive”).

NOW IT IS HEREBY AGREED as follows:

1	Definition and interpretation

1.1	In this Agreement:

1.1.1	the following expressions have the following meanings:

“Board” shall mean the board of directors of HSBC;

“the Employment” means the Executive's employment hereunder;

“the Group” means the Employer, HSBC and the Group Companies;

“Group Company” means HSBC and any holding company for the time being of HSBC or any subsidiary for the time being of HSBC or of any such holding company (for which purpose the expressions “holding company” and “subsidiary” shall have the meanings ascribed thereto by section 736 Companies Act 1985);

“HSBC” means HSBC Holdings plc;

“PAYE Regulations” means any regulations made pursuant to the Income Tax (Earnings and Pensions) Act 2003;

1.1.2	references to clauses and sub-clauses are to clauses and sub-clauses of this Agreement; and

1.1.3	the headings to the clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

2	Appointment

2.1	The Employer shall employ the Executive and the Executive agrees to act as a senior executive of the Employer on and subject to the terms and conditions specified herein on the basis that his principal role is to be seconded to HSBC as its Group Chief Executive.

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3	Duration of the Employment

3.1	The Employment (and the Secondment set out at clause 4.1) pursuant to this Agreement shall be deemed to have commenced with effect from 26 May 2006 (the “Commencement Date”) and subject to clauses 13, 3.3 and 3.4 below shall continue thereafter until the Employment and the Secondment is terminated by either party giving to the other not less than 12 months' notice in writing. For the avoidance of doubt, notice given by either party at any time to terminate the Employment will also be accepted by both parties and for all purposes as notice to terminate the Secondment simultaneously.

3.1.1	The Employer reserves the right in its absolute discretion to terminate the Executive's employment with immediate effect by paying a sum equal to basic salary, pension allowance and other contractual benefits (or cash equivalent) (but excluding any bonus) in lieu of notice (less any deductions required to be made under the PAYE Regulations), or where such payment is made in lieu of part of the notice period, if part of the period is worked at the Employer's request, an appropriately reduced pro rata sum

3.1.2	The Employer reserves the right during any period of notice (for a period or periods in aggregate not exceeding six months) to exclude the Executive from the premises of any Group Company, or to require the Executive to carry out specified duties (consistent with his role and status) at premises other than those at which he ordinarily carries out his duties, or to carry out no duties, and to instruct the Executive not to communicate with clients, employees, agents or representatives of the Group (other than purely social contact with persons with whom the Executive has established social relationships) until the Employment has terminated, provided always that the Executive will continue to be paid and to enjoy normal contractual pay and benefits during any such period..

3.2	The Executive's period of continuous employment with the Group began on 1 July 1973.

3.3	The Employment shall terminate on the last day of the month in which the Executive attains the age of 65 or on such subsequent date as may be agreed between the Employer and the Executive.

3.4	In the event that either the Executive or the Employer give notice in writing to terminate the Employment (other than in response to the other party's repudiatory breach of contract) within 12 months following a Corporate Change (as defined in clause 3.5 below):

3.4.1	the Employment shall terminate not more than six months following such notice (the “Corporate Change Period”); and

3.4.2	the Employer shall make a payment calculated in accordance with clause 3.1.1 in lieu of 12 months notice less the period of such notice which has elapsed during the Corporate Change Period (less any deductions required to be made under the PAYE Regulations) within seven days of such termination.

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3.4.3	For the avoidance of doubt clause 3.4.1 shall not prevent the Employer from exercising its rights in accordance with clause 3.1.1 to terminate the Employment with immediate effect at any time following a Corporate Change and applying the set-off provisions at clause 3.4.2.

3.4.4	It is agreed that clause 3.1.2 shall not apply in circumstances where notice is served within 12 months following a Corporate Change.

3.4.5	It is recognised that the Executive is not required to mitigate his loss in relation to payments made pursuant to this clause 3.4.

3.5	For the purposes of clause 3.4 above Corporate Change means (subject to 3.5.3):

3.5.1	If any person (i) obtains control of HSBC (within the meaning of section 840 of the Income and Corporation Taxes Act 1988) as a result of making a general offer to acquire the shares in HSBC, or (ii) having obtained such control makes such an offer, or (iii) obtains such control following any scheme of arrangement under section 425 of the Companies Act 1985 or any corresponding arrangement under Part 26 of the Companies Act 2006.

For these purposes, a person shall be deemed to have obtained control of HSBC if he and others acting in concert with him have together obtained control of it.

3.5.2	If HSBC acquires (”the Reverse Transaction”) any company, assets or business as a result of which there is a change in boardroom control of HSBC or where shareholders in HSBC immediately prior to completion of the Reverse Transaction cease to hold more than 50% of the ordinary share voting rights in HSBC immediately following completion of the Reverse Transaction; and a change in boardroom control for the purposes of this sub clause shall mean where the individuals who are directors of HSBC immediately prior to completion of the Reverse Transaction shall cease (as a direct consequence of the Reverse Transaction at the request of the other party or parties involved in the Reverse Transaction) to constitute a majority of the directors of HSBC, or of any successor to HSBC (and for these purposes “completion of the Reverse Transaction” shall include completion of any associated changes to the board which are publicly announced in conjunction with and are made as a direct consequence of the Reverse Transaction).

3.5.3	Any general offer, compromise, arrangement or Reverse Transaction, the purpose or effect of which is to create a new holding company for HSBC which has substantially the same shareholders with the same proportionate shareholdings immediately following the relevant event as of HSBC immediately prior to the relevant event, shall not be a Corporate Change.

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4	Scope of the Employment

4.1	The Executive shall be seconded to HSBC to act as Group Chief Executive of HSBC, reporting to the Group Chairman of HSBC, in which capacity he may also be required to perform duties (consistent with his role and status as Group Chief Executive of HSBC) for the Employer and/or any Group Company (the “Secondment”).

4.2	The Executive shall:

4.2.1	devote the whole of his working time, attention and skill to his duties;

4.2.2	faithfully and diligently perform such duties and exercise such powers consistent with his position as may from time to time be assigned to or vested in him by the Employer or the Board;

4.2.3	obey the reasonable and lawful directions of the Board;

4.2.4	comply with all of the Group's rules, regulations, policies and procedures from time to time in force;

4.2.5	use his reasonable endeavours to promote the interests of the Employer and any Group Company; and

4.2.6	(in accordance with any reporting procedures prescribed by the Board) keep the Employer at all times promptly and fully informed (in writing if so requested) of his conduct of the business of any Group Company and provide such explanations in connection therewith as the Board may require from time to time.

4.3	The Employer may, with the agreement of the Executive, transfer this Agreement to any Group Company at any time.

4.4	During any period in which the Executive is suspended in accordance with clause 13.2 of this Agreement or during any period in which the Executive is assigned no duties in accordance with clause 3.1.3 of this Agreement, the Board reserves the right to appoint any other person or persons to act jointly with the Executive as Group Chief Executive.

5	Hours and place of work

5.1	The Executive shall work such hours as are necessary for the proper performance of his duties.

5.2	The Executive's place of work will initially be HSBC's offices at 8 Canada Square, London E14 5HQ but the Executive may be required to work at any place within London as the Board may reasonably require. The Executive will be given reasonable notice of any change in his place of work.

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6	Remuneration

6.1	HSBC shall pay to the Executive on behalf of the Employer a salary currently at the rate of £1,070,000 per annum (“basic salary”) (subject to deductions in respect of tax and National Insurance contributions as may be required by law), payable by equal monthly instalments in arrears on or about the 20th day of each calendar month.

6.2	The Executive shall be entitled to participate in any annual bonus incentive scheme implemented for the benefit of the directors of HSBC from time to time. The amount of any such bonus, will be determined on the basis of such criteria as the Remuneration Committee of HSBC or any committee authorised to act on behalf of the Board may in their absolute discretion determine, including without limitation:

(i) the Executive's performance; and

(ii) the Group's performance.

6.3	Subject to clause 6.4, the Executive acknowledges that he will not acquire a contractual right to receive a bonus on the basis only that during the Employment he has received one or more bonus payments. The Executive shall not be entitled to receive a bonus if on the last day of the relevant bonus year he is no longer employed as a result of his voluntary resignation or the termination of the Employment pursuant to clause 13.1(b) or is under notice of termination of employment given by the Executive.

6.4	In the event that the Employer terminates the Employment (including circumstances in which the Executive is constructively dismissed) other than pursuant to clause 13.1(b) or either party terminates the Employment in the circumstances set out in clause 3.4, the Executive shall be entitled to be paid (a) any due and unpaid bonus for a prior completed bonus year and (b) a pro rata bonus for the bonus year during which the Employment terminates, calculated according to the proportion of the bonus year during which the Executive was employed by the Company. For the purposes of this clause, the assumed annual bonus shall be not less than the average annual cash bonuses which the Executive received in respect of the two bonus years prior to the bonus year in which the Employment terminates.

6.5	The Executive's salary will be subject to review by the Remuneration Committee annually and increases shall take effect from 1 March. The first such review following the date of this Agreement shall take place in March 2009.

6.6	The remuneration specified in clauses 6.1 and 6.2 shall be inclusive of fees in respect of directorships of HSBC and any other Group Companies.

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6.7	Payment of salary, allowances and bonus payable to the Executive shall be effected either by HSBC on behalf of the Employer or by a Group Company and, if by more than one Group Company, in such proportions as the Employer may determine from time to time.

7	Benefits

7.1	The Executive shall be eligible to participate in the schemes referred to in this clause 7 subject to the rules of each relevant benefit scheme as may be in force from time to time.

7.2	The Employer and HSBC reserve the right to vary or withdraw each benefit scheme referred to in this clause 7 (save in relation to the benefit described in clause 7.4) at its absolute discretion and any such variation or withdrawal will apply to and be advised to the Executive.

7.3	The benefits referred to in this clause 7 shall be provided to the Executive by HSBC on behalf of the Employer.

7.4	The Executive is eligible to receive an annual allowance of 50 per cent. of basic salary in order to fund personal pension arrangements.

7.5	The Executive shall be entitled to select a car appropriate to his position from the HSBC Car Scheme.

7.6	As an alternative to the provision of a car in accordance with clause 7.5, the Executive may elect to receive a cash allowance appropriate to his position, payable in equal monthly instalments subject to deduction of appropriate United Kingdom tax and National Insurance contributions.

7.7	The Executive shall also have access to the chauffeur driven services operated by HSBC from the chauffeur pool.

7.8	The Executive shall benefit from private medical insurance cover for himself, his spouse and dependent children in accordance with the terms of the HSBC Group International Health Scheme at the maximum benefit levels.

7.9	The Executive shall be entitled to non-contributory membership of the HSBC Personal Accident Insurance Scheme.

7.10	HSBC shall, each year, pay on the Employer's behalf the cost of the Executive undergoing a voluntary medical examination with a medical adviser appointed by or on behalf of HSBC.

7.11	The Executive is eligible to participate in the appropriate HSBC Housing Loan Scheme subject to the Scheme rules from time to time in force.

7.12	HSBC shall continue to make payments on the Executive's behalf in respect of the annual membership subscription of two clubs or such similar two clubs as the Executive shall nominate each year to be approved by the Employer through the Group Managing Director, Human Resources.

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8	Tax

8.1	All payments and benefits described in clause 6 and clause 7 shall be subject to deductions in respect of tax and social security contributions. In addition, the Executive shall be responsible for the payment of any taxes arising out of the Executive's participation in any Group Share Plan including but not limited to Savings Related Share Option Plans, Group Share Option Plans and Restricted Share Plans. The Executive shall also be personally liable for taxes on any other assessable income or capital gains arising from his personal investments.

8.2	The Executive shall be entitled to advice from professional tax advisers approved by HSBC, at the cost of the Group, for the purposes of UK Tax Return preparation and limited financial planning.

8.3	The Group will not pay for tax services to be provided to the Executive's spouse or partner.

9	Deductions

For the purposes of the Employment Rights Act 1996, the Executive hereby authorises the Employer and any Group Company on the Employer's behalf to deduct from his remuneration hereunder any sums due from him to the Employer or any Group Company including, without limitation, any overpayments, loans or advances made to him by the Employer or any Group Company.

10	Share Schemes

10.1	Any shares or share options which the Executive has at the Commencement Date under any of the Group's share plans will be unaffected by this Agreement.

10.2	For so long as the Employment continues, the Executive shall continue to be eligible to receive additional awards under the Group's relevant share plans as they may exist from time to time in accordance with the rules of such plans and the Employer will use reasonable endeavours to procure that any discretion relating to the grant of additional awards to the Executive is exercised reasonably and in good faith and that the Executive is treated no less favourably than other executive directors of HSBC.

10.3	Following any termination of the Employment (provided it has not been terminated by the Company by reason of gross misconduct or pursuant to clause 13.1(b)), the Employer shall use all reasonable endeavours to procure that in relation to any long term, share, share option or share award incentive plans where there is discretion to treat the Executive as a good leaver that discretion shall be exercised in his favour such that he shall become entitled to the maximum permissible under such plans.

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11	Expenses

HSBC or the relevant Group Company shall reimburse the Executive in respect of all expenses reasonably incurred by him in the proper performance of his duties, subject to the Executive providing such receipts or other evidence as the Employer may require.

12	Annual Leave

12.1	The Executive shall be entitled to 30 working days paid leave in each calendar year in addition to all Bank and public holidays observed in England.

12.2	A minimum 20 working days leave must be taken by the Executive each calendar year (1 January - 31 December) to qualify for the payment in lieu of accrued holiday described in clause 12.3.

12.3	Provided the Executive submits a written return to the Group Managing Director, Human Resources, at the end of each calendar year setting out the number of his untaken holidays in that year, the Executive shall be paid in lieu of any accrued but untaken holiday (up to a maximum of 20 days) during each two year period, such sum to be calculated in accordance with the salary level applicable to the Executive on the 31 December immediately preceding the date of payment. The next payment against any entitlement under these arrangements will be made in January 2008.

12.4	In the holiday year in which the Employment terminates, the Executive's entitlement to holiday shall accrue on a pro rata basis for each month of the Employment during the relevant year.

12.5	Other than as provided for in this clause 12, no accrued holiday entitlement may be carried forward into future holiday years.

13	Termination

13.1	The Employment shall be subject to termination by the Employer:

(a) (subject to clause 21.2) by not less than six months’ notice in writing given at any time while the Executive shall have been incapacitated by reason of ill health or accident from performing his duties hereunder for a period of or periods aggregating 120 working days in the preceding 12 months, provided that if at any time during the currency of such a notice the Executive shall provide a medical certificate satisfactory to the Board to the effect that he has fully recovered his physical and/or mental health and that no recurrence of illness or incapacity can reasonably be anticipated the Employer shall withdraw the notice;

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	(b)	by summary notice in writing if the Executive shall have:

		(i)	committed any serious breach or repeated or continued (after warning) any material breach of his obligations hereunder; or

		(ii)	been guilty of conduct tending to bring himself or the Employer or any Group Company into disrepute provided that if such conduct is capable of remedy, he has first been given a reasonable opportunity to remedy the conduct and has failed to do so; or

		(iii)	become bankrupt or had an interim order made against him under the Insolvency Act 1986 or compounded with his creditors generally; or

		(iv)	in the reasonable opinion of the Board, substantially failed to perform his duties to a satisfactory standard, after having received a written warning from the Employer relating to the same; or

		(v)	been disqualified from being a director by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment; or

		(vi)	been convicted of an offence under any statutory enactment or regulation relating to insider dealing; or

		(vii)	resigned of his own choice (save with reasonable and proper cause and where remaining as a director would substantially disadvantage him in his capacity as an officeholder of HSBC) as a Director of any Group Company, not being at the request of or with the prior written agreement of the Employer or the Board.

Any delay by the Employer in exercising such right of termination shall not constitute a waiver thereof.

13.2	If the Employer has reasonable grounds to suspect that the Executive has been guilty of misconduct which would entitle it to terminate the appointment of the Executive hereunder pursuant to clause 13.1(b), or whilst the Board or any external body investigates any material allegation which would or may entitle the Employer to terminate the Employment pursuant to clause 13.1(b), it shall be entitled (but without prejudice to its right subsequently to terminate such appointment on the same or any other ground) to suspend the Executive on full pay for so long as it may reasonably require in order to establish whether such suspicions have any foundation or not. During any period of suspension the Executive will continue to be bound by the terms of this Agreement. Any such suspension shall only exceed 21 days in exceptional and justifiable circumstances.

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13.3	Without prejudice to the constitution (including for the avoidance of doubt the articles of association) of any Group Company, on termination of the Employment howsoever arising or upon either the Employer or the Executive having served notice of such termination and the Employer having exercised its rights under clause 3.1.2, the Executive shall at the request of the Employer resign from all offices held by him in the Employer and any Group Company, provided however, that such resignations shall be without prejudice to any claims which the Executive may have against the Employer or any Group Company arising out of the termination of the Employment. The Executive hereby irrevocably appoints any of the directors of the Board from time to time nominated by the Board, to be his attorney in his name and on his behalf to execute and do any such instrument or thing and generally to use his name for the purpose of giving the Employer and any Group Company the full benefit of this clause.

14	Directors Liability Insurance

The Executive shall benefit from cover under the HSBC policy on Directors' and Officers' Liability (including Outside Directors' and Officers' Liability) subject always to the rules of the policy from time to time in force, details of which have been provided to the Executive.

15	Restrictive covenants

15.1	For the purposes of this clause 15 the following words shall have the following meanings:

15.1.1	“Company Products” shall mean any banking or financial products developed, supplied or sold by the Employer with which the duties of the Executive were concerned or for which he was responsible during the twelve months immediately preceding the Termination Date.

15.1.2	“Company Services” shall mean any banking or financial services developed or supplied by the Employer with which the duties of the Executive were concerned or for which he was responsible during the twelve months immediately preceding the Termination Date.

15.1.3	“Comparator Group” means the Total Shareholder Return (TSR) comparator group which applies to the last awards made under the HSBC Share Plan immediately before the Termination Date or where any companies in the TSR comparator group are the subject of a takeover or undergo any form of reconstruction, the entities to which the business assets of such companies are transferred from time to time;

15.1.4	“Confidential Information” shall have the meaning ascribed thereto in clause 17;

15.1.5	“Customer” shall mean any person, firm, company or other organisation whatsoever to whom or which the Employer sold or supplied Company Products or Company Services during the twelve months immediately preceding the Termination Date and with whom or which, during such period:

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(a)	the Executive had material personal dealings in the course of his employment; or

(b)	any employee who was under the direct supervision or indirect supervision (meaning that the employee was directly supervised by one of the Executive's direct reports) of the Executive had regular or material personal dealings in the course of his employment but in the case of a firm, company or other organisation shall not include any division, branch or office of such firm, company or other organisation with which the Executive and/or any such employee had no dealings during the said period.

15.1.6	“Prospective Customer” shall mean any person, firm, company or other organisation whatsoever with whom or which the Employer shall have had negotiations or discussions regarding the possible sale or supply of Company Products or Company Services during the twelve months immediately preceding the Termination Date and which were ongoing and not finally concluded at the Termination Date and with whom or which, during such period:

(a) the Executive shall have had material personal dealings in the course of his Employment; or

(b) any employee who was under the direct supervision or indirect supervision (meaning that the employee was directly supervised by one of the Executive's direct reports) of the Executive who shall have had regular or material personal dealings in the course of his employment but in the case of a firm, company or other organisation shall not include any division, branch or office of such firm, company or other organisation with which the Executive and/or any such employee had no dealings during the said period.

15.1.7	“Restricted Employee” shall mean any person who is on the Termination Date, or was during the twelve months preceding the Termination Date, employed or engaged by the Employer and is by reason of such employment or engagement in possession of any trade secrets or Confidential Information relating to the business of the Employer or has acquired influence over its Customers and Prospective Customers as defined in this clause 15 but so that references to the Executive shall be replaced by references to the relevant employee, being in either case a person with whom the Executive had material dealings during the two years preceding the Termination Date.

15.1.8	“Restricted Products” shall mean Company Products or products of a similar kind.

15.1.9	“Restricted Period” shall mean the period of twelve months immediately following the Termination Date (save that it shall be six months for the purposes of clause 15.2.1) provided always that if no material duties have been assigned to the Executive by the Employer during a period immediately preceding the Termination Date in accordance with clause 3.1.2 above, it shall mean the period of twelve months (or six months in the case of clause 15.2.1) immediately following the date on which the Executive last carried out material duties assigned to him by the Employer or the Board.

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15.1.10	”Restricted Services” shall mean Company Services or services of a similar kind.

15.1.11	“Termination Date” means the date of termination of the Employment.

15.2	The Executive hereby undertakes that he will not during the Restricted Period without the prior written consent of the Employer (such consent not to be unreasonably withheld) whether by himself, through his employees or agents or otherwise howsoever and whether on his own behalf or on behalf of any other person, firm, company or other organisation, directly or indirectly:

15.2.1	in competition with the Employer anywhere in the world, in a senior capacity be employed by or engaged or otherwise interested in any of the companies (or other entities) within the Comparator Group in the business of developing, selling, supplying or otherwise dealing with Restricted Products or Restricted Services;

15.2.2	in competition with the Employer, solicit business from or canvass any Customer or Prospective Customer if such solicitation or canvassing is in respect of Restricted Products or Restricted Services;

15.2.3	in competition with the Employer, sell or supply Restricted Products or Restricted Services to any Customer or Prospective Customer; nor

15.2.4	solicit or induce or endeavour to solicit or induce any Restricted Employee to cease working for or providing services to the Employer, whether or not any such person would thereby commit a breach of contract;

15.2.5	employ or otherwise engage any Restricted Employee in the business of developing, selling, supplying or otherwise dealing with Restricted Products or Restricted Services.

15.3	The benefit of clause 15.2 shall be held on trust by the Employer for HSBC and all other Group Companies and the Employer reserves the right to assign the benefit of such provisions to HSBC and to all other Group Companies, in addition the provisions of clauses 15.1 and 15.2 shall also apply as though there were substituted for references to “the Employer” references to each Group Company in relation to which the Executive has in the course of his duties for the Employer or by reason of rendering services to or holding office in such Group Company:

15.3.1	acquired knowledge of its trade secrets or Confidential Information; or

15.3.2	had material personal dealings with its Customers or Prospective Customers; or

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15.3.3	supervised directly or supervised indirectly (meaning that the employee was directly supervised by one of the Executive's direct reports) employees having regular or material personal dealings with its Customers or Prospective Customers.

15.4	The obligations undertaken by the Executive pursuant to this clause 15 shall, with respect to each such Group Company, constitute a separate and distinct covenant and the invalidity or unenforceability of any such covenant shall not affect the validity or enforceability of the covenants in favour of any other Group Company or the Employer.

15.5	The Executive hereby undertakes with the Employer that he will not at any time after the termination of the Employment in the course of carrying on any trade or business, claim, represent or otherwise indicate any present association with the Employer or any Group Company or for the purpose of carrying on or retaining any business or customer, claim, represent or otherwise indicate any past association with the Employer or any Group Company to its detriment.

15.6	If the restriction in clause 15.2.1 is for any reason held to be unenforceable in any jurisdiction in the world the Executive shall agree to such amended or lesser restriction as would enable that restriction to be enforced so far as possible in such jurisdiction.

15.7	The Executive hereby undertakes with the Employer that he will not at any time after the Termination Date engage in any trade or business or be associated with any person, firm, or company engaged in any trade or business using the names Hongkong and Shanghai Banking Corporation or HSBC, or incorporating the words Hongkong and Shanghai Banking Corporation or HSBC other than in a private consumer capacity.

15.8	Clauses 15.1 to 15.6 shall apply howsoever the Employment is determined and whether or not such termination is connected with or results from a breach of this Agreement on the part of the Executive or the Employer.

15.9	While the restrictions in this clause 15 (on which the Executive has taken independent advice, as the Executive hereby acknowledges) are considered by the parties to be reasonable in all the circumstances, it is agreed that if any such restrictions, by themselves, or taken together, shall be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Employer or a Group Company but would be adjudged reasonable if part or parts of the wording thereof were deleted, the relevant restriction or restrictions shall apply with such deletion(s) as may be necessary to make it or them valid and effective.

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16	Restrictions on other activities

16.1	The Executive must disclose, in writing, all interests in any business other than that of the Employer, or a Group Company save for holdings of no more than 5 per cent. of issued shares of any one company listed on a recognised investment exchange.

16.2	The Executive shall obtain the Board's prior written approval before accepting appointment as a Director of any company outside the Group, such approval shall not be unreasonably withheld in relation to the Executive holding up to one non-executive directorship which does not conflict with the interests of the Group.

16.3	The Executive shall comply and will use his best endeavours to comply with every rule of law, the rules, principles and regulations of the London Stock Exchange plc and The Stock Exchange of Hong Kong Limited, every regulation of the Financial Services Authority and every requirement, recommendation and regulation of the Employer and the Group. Compliance also relates specifically to dealings in shares, debentures or other securities of Group Companies and unpublished price-sensitive information affecting such shares. Breach of this clause is likely to result in disciplinary action.

16.4	The Executive shall not (and shall procure so far as he is able that his spouse, infant children and other connected persons, within the meaning of section 346 Companies Act 1985, shall not) deal or become or cease to be interested (within the meaning set out in Part I Schedule XIII Companies Act 1985) in any securities of the Employer or Group Companies, except in accordance with the Employer's code for securities transactions by directors.

16.5	Other than any special discount available to the Employer's employees generally, the Executive shall not be entitled to receive or obtain directly or indirectly any discount, rebate or commission in respect of any sale or purchase of goods or services or other business transacted on behalf of HSBC or any Group Company. The Executive must account to HSBC (or other Group Company as applicable) for any discount, rebate or commission received.

16.6	The Executive will not, during the Employment, introduce to any other person, firm, company or organisation business of a kind with which a Group Company is able to deal and he will not derive any financial interest or benefit from contracts or transactions entered into by a Group Company without first disclosing the interest or benefit to the Employer and obtaining its written approval.

17	Confidential Information

17.1	The Executive shall not, during the Employment or after its termination (howsoever caused):

17.1.1	divulge or communicate to any person, company, business entity or other organisation;

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17.1.2	use for his own purposes or for any purposes other than those of HSBC or any Group Company; or

17.1.3	through any failure to exercise due care and diligence

17.1.4	cause any unauthorised disclosure of any trade secrets or Confidential Information relating to HSBC or Group Companies but so that these restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through the default of the Executive. Confidential Information includes, but is not restricted to:

• financial information including results and forecasts;

• proposals relating to acquisitions and disposals;

• details concerning employees and officers of Group Companies;

• customer details;

• further information which the Executive is told is confidential and any information given to the Executive or to the Employer or any Group Company in confidence by customers or other persons; and

• (in the case of the Executive) any information about the Executive's personal, business or financial affairs or those of his family and relatives.

17.2	The Employer shall not (and shall use all reasonable endeavours to procure that no Group Company or any their respective directors or other officers shall) after the Employment make or authorise any disparaging remarks about the Executive or publish or use in order to disadvantage the Executive any Confidential Information concerning the Executive or his family.

17.3	The Executive shall not after the Employment make or authorise any disparaging remarks about the Employer or any Group Company or any of their respective directors and other officers.

17.4	The restrictions of this clause 17 shall not apply to any information disclosed to professional advisers or relevant tax authorities or which may be required to be disclosed by law.

18	Inventions and Other Intellectual Property

18.1	The Executive may make inventions or create other intellectual property during the Employment. In this respect the Executive has a special responsibility to further the interests of the Company and the Group given the Executive’s position at the Company and the remuneration paid to the Executive under this Agreement.

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18.2	In recognition of the Executive’s position, remuneration and responsibility, the Executive acknowledges and agrees that any invention, improvement, design, process, information, copyright work, trade mark, trade name or get-up or any other intellectual property (together the “Intellectual Property”) made, created or discovered by him during the Employment (whether capable of being patented or registered or not) in conjunction with or in any way affecting or relating to the business of the Company or any Group Company or capable of being used or adapted for use in the Company or any such Group Company or in connection therewith shall be immediately disclosed to the Company and shall belong to and be the absolute property of the Company or such Group Company as the Company may direct.

18.3	However clause 18.2 shall only apply to the extent that any invention was made by the Executive in the course of his Duties and (i) such invention was reasonably expected to result therefrom; and/or (ii) at the time of making the invention, because of the nature of his Duties and the particular responsibilities arising therefrom, the Executive had a special obligation to further the interests of the Company. For the purpose of this clause 18 ‘Duties’ means in the course of the Executive’s duties or in the course of duties falling outside his normal duties but which have been specifically assigned to him.

18.4	The Executive acknowledge that he has no rights, interest or claims, either during the Employment or after the termination of the Employment, in or to any such Intellectual Property and he shall not use such Intellectual Property other than during the period of the Employment and for the purpose of the Company or the Group.

18.5	If and whenever required to do so by the Company, (whether during the Employment or after its termination), the Executive shall at the expense of the Company or such Group Company as the Company may direct:

18.5.1	apply or join with the Company or such Group Company in applying for letters patent or other protection or registration in the United Kingdom and in any other part of the world for any such Intellectual Property; and

18.5.2	execute and do all instruments and things necessary for vesting the said letters patent or other protection or registration when obtained and all right title and interest to and in the same absolutely and as sole beneficial owner in the Company or such Group Company or in such other person as the Company may specify.

18.6	The Executive agrees that he irrevocably and unconditionally waives all rights under Chapter IV of the Copyrights, Designs and Patents Act 1988 in connection with his authorship of any existing or future copyright work, in whatever part of the world such rights may be enforceable.

18.7	Nothing in this clause shall be construed as restricting the Executive’s rights or those of the Company under the Patents Act 1977 and in particular, sections 39 to 43 Patents Act 1977.

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19	Documents and Other Property

On termination of the Employment for any reason whatsoever (or earlier if requested), the Executive shall immediately deliver up to the Employer (or any Group Company nominated by the Employer) originals and copies of all documents, accounts, computer disks and printouts and all other property in his possession or control which belong or relate in any way to the business of the Employer or any Group Company. Provided always that (subject to the request being reasonable), the Executive shall be provided with copies of all Board Minutes (and documents referred to therein) relating to any period during which he is a director of any Group Company.

20	Grievance, dismissal and disciplinary procedures

20.1	If the Executive wishes to obtain redress of any grievance relating to the Employment or is dissatisfied with any reprimand, suspension or other disciplinary step taken by the Employer, he shall apply in writing to the Board, setting out the nature and details of any such grievance or dissatisfaction. If the Executive is not satisfied with the decision of any person nominated by the Board to hear his grievance, he may, within seven days of the decision, appeal in writing to a non executive director of HSBC nominated by the Board. A copy of the full grievance procedure applicable to the Employment is set out in the HSBC Employee Handbook. The grievance procedure is not contractually binding on the Employer or HSBC.

20.2	The disciplinary rules applicable to the Executive are set out in the HSBC Employee Handbook. The disciplinary procedure is not contractually binding on the Employer or HSBC.

21	Sickness Policy

21.1	The Employer shall continue to pay the Executive's salary during any period of absence on medical grounds up to a maximum of 120 working days in any period of 12 months, provided that the Executive shall from time to time if required:

21.1.1	supply the Employer or relevant Group Company with medical certificates covering any period of sickness or incapacity exceeding seven days (including weekends); and

21.1.2	undergo at the expense of the Employer or relevant Group Company a medical examination by an appointed doctor.

21.1.3	Payment of the Executive's salary pursuant to clause 21.1 shall be inclusive of any Statutory Sick Pay to which the Executive may be entitled.

21.2	The Employer reserves the right to terminate the Employment in accordance with the terms of this Agreement notwithstanding the Executive’s absence through sickness or injury at any time, and notwithstanding any outstanding or prospective entitlement to pay in accordance with clause

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21.1 or private medical insurance or permanent health insurance. The Employer shall not be liable for any loss arising from such termination. Provided always that the Employer shall not terminate the Employment where the substantial reason is the Executive's illness or incapacity and the effect of such termination would be to deprive the Executive of the benefit of payments under any permanent health insurance scheme.

22	Entire Agreement and Severability

22.1	This Agreement shall be in substitution for any previous letters of appointment, agreements or arrangements, whether written, oral or implied relating to the employment of the Executive with the Employer or any Group Company. In the event of a conflict between the provisions of this Agreement and the provisions of any other document purporting to relate to the Employment, the provisions of this Agreement shall prevail.

22.2	The provisions of this Agreement are severable and, if any one or more provision may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions, and any partially unenforceable provision to the extent enforceable in any jurisdiction, will nevertheless be binding and enforceable.

23	Counterparts

This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, but in that case shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute the original of this Agreement, but all counterparts together constitute one and the same instrument.

24	Governing Law and Jurisdiction

This Agreement shall be governed, construed and interpreted in accordance with the laws of England and the Executive and the Employer agree that the courts and/or tribunals of England are to have exclusive jurisdiction to determine any disputes which may arise under this Agreement and/or in connection with the Employment and/or its termination.

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IN WITNESS whereof this Agreement has been executed the day and year first above written.

Executed as a Deed by	)

the Employer in the presence of:	)

	Dated:	28/02/2008
/s/ Williem J de Graaf

Managing Director

/s/ R Swami	Dated:	28/02/2008

Managing Director

MICHAEL F. GEOGHEGAN

Executed as a Deed by	)

the Executive	)	/s/ M F Geoghegan	Dated:	29/02/2008

in the presence of:		/s/ J M Geoghegan	Dated:	29/02/2008